Exhibit 99.1

Notifiable trading

The following primary insiders have on 22 March 2019 acquired shares in Equinor ASA (OSE: EQNR, NYSE: EQNR) at a share price of NOK 194.78 in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three- year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Hegge, Hans Jakob	Chief Financial Officer	780	0	34,084	4,855	38,939
Nilsson, Jannicke	Chief Operating Officer	517	0	26,613	17,738	44,351
Rummelhoff, Irene	Executive vice president	702	0	29,735	407	30,142
Anders Opedal	Executive vice president	756	0	22,164	2,029	24,193
Pål Eitrheim	Executive vice president	428	0	10,015	0	10,015